Exhibit 99.2

FOR IMMEDIATE RELEASE

Check-Cap Completes MBody AI Merger, Closes $10 Million Underwritten Offering

The Nasdaq-listed AI company closes its MBody AI merger; adds $10 million to scale robot deployments with Fortune 500 enterprise customers.

August 28, 2026

ISFIYA, Israel & Nevada, United States (BUSINESS WIRE) – Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: MBAI), an embodied artificial intelligence company, announced today the completion of its business combination with MBody AI Corp. on August 26, 2026 (the “Merger”) and the closing of its firm-commitment underwritten public offering (the “Offering”) of 1,538,462 ordinary shares at a public offering price of $6.50 per share, before underwriting discounts and commissions, on August 27, 2026. In addition, the Company has granted the underwriter a 30-day option to purchase up to an additional 230,769 ordinary shares at the public offering price, less the underwriting discounts and commissions. No warrants, preferred shares or convertible securities were issued as part of the Offering.

The gross proceeds to the Company from the Offering, before deducting underwriting discounts and commissions and other estimated offering expenses, were approximately $10.0 million.

The Company intends to use the net proceeds from the Offering for the deployment of additional robots with enterprise customers, working capital and general corporate purposes, consistent with the “Use of Proceeds” section of the final prospectus.

Following the closing of the Merger and the Offering as described in the Company's registration statement on Form F-1 (File No. 333-297704), the Company has approximately 15,293,552 ordinary shares issued and outstanding, excluding any shares which may be issued upon exercise of the underwriter's option described above. The Company's ordinary shares trade on The Nasdaq Capital Market (“Nasdaq”) under the symbol "MBAI," CUSIP M6S83C106.

Of the shares outstanding, 12,379,581 ordinary shares, or approximately 81%, are held by former shareholders of MBody AI Corp. Shares held by former shareholders of MBody AI Corp. were issued in an exempt transaction and are restricted securities. A majority of the shares held by former shareholders of MBody AI Corp. are also subject to lock-up agreements which were entered into in connection with the Offering.

Other than a small number of legacy warrants issued prior to the business combination, the Company has no outstanding warrants, preferred shares, convertible securities or debt.

Check-Cap’s shareholders have approved changing the Company’s name to MBody AI Ltd., and the change has been registered with the Israeli Companies Registrar. The Company has taken administrative steps to effectuate the name change with the U.S. Securities and Exchange Commission (the “SEC”) and Nasdaq and will operate under the name “MBody AI Ltd.” once those steps are completed.

“I am proud of the team for putting in the work to bring the Company to where we are today: a Nasdaq-listed embodied AI company,” said John Fowler, Chief Executive Officer of the Company. “We wanted an ordinary-share-only offering, and that’s what our underwriter delivered. We enter the public markets with no debt, no preferred shares and no convertible securities, so our new shareholders own the same security management owns. This financing expands what we can take on. We can now deploy against the pipeline while continuing to focus on attracting new enterprise customers and growing within the accounts we have already won. The work ahead is to make our robot fleet measurably better for our customers, expand with new and existing customers, and build an operating record that public shareholders can underwrite. That’s the work I’m looking forward to leading.”

“Check-Cap shareholders came into this process holding shares in a company looking for its next chapter,” said David Lontini, former Chairman of Check-Cap, who continues on as a director of the combined entity. “They now hold shares in a company that is selling into one of the fastest-growing areas of the technology economy, as robots begin taking on physical work that operators cannot staff. That is the next chapter the board set out to open.”

Northland Capital Markets acted as the sole book-runner for the Offering.

The securities described herein were offered pursuant to a registration statement on Form F-1 (File No. 333-297704) that was previously filed with the SEC and became effective on August 25, 2026. The Offering was made only by means of a prospectus relating to the Offering. Copies of the final prospectus may be obtained from Northland Securities, Inc., 150 South Fifth Street, Suite 3300, Minneapolis, MN 55402, Attention: Heidi Fletcher, by telephone at (612) 851-4918.

Important Information

This press release does not constitute an offer to sell or a solicitation of an offer to buy, and shall not constitute an offer, solicitation or sale in any state, province, territory or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province, territory or jurisdiction.

Learn more about MBody AI’s growth trajectory at ir.mbody.ai.

About Check-Cap Ltd. (to be renamed MBody AI Ltd.)

Check-Cap is an AI hardware-agnostic enterprise robotics platform that deploys and manages autonomous robot workforces for hospitality and gaming operators. The Company’s proprietary MBody AI Orchestrator manages diverse robot fleets across sites and use cases under long-term subscription agreements. Check-Cap counts leading Fortune 500 operators among its customers.

Forward-looking statements

This press release includes certain disclosures that contain “forward-looking statements,” including, without limitation, express or implied statements relating to, among other things: the expected use of proceeds from the Offering; the effectiveness and timing of the Company’s name change to MBody AI Ltd.; the anticipated benefits of the business combination; the Company’s ability to deploy and execute at scale; the size, quality and conversion of the Company’s commercial pipeline; the expansion of the Company’s go-to-market, deployment and support capacity; the Company’s continued and expanded deployment of robots with new and existing customers; the anticipated benefits of the Company’s hardware-agnostic platform, including expected commercial advantages and reduced supply chain risk; the anticipated performance and continued development of the MBody AI Orchestrator; the pace and extent of adoption of autonomous robots and embodied artificial intelligence by large enterprise customers; and expected growth in the markets in which the Company operates. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, integration risks, delays in the effectiveness of the Company’s name change, the risk that the Company’s commercial pipeline does not convert into contracts or revenue, risks relating to the pace of enterprise adoption of autonomous robots, the Company’s ability to hire and scale field operations and support, customer concentration risks, dependence on third-party robot manufacturers and deployment partners, the capital intensity of the Company’s deployment model, the risk that MBody AI’s provisional patent application may not mature into an issued or enforceable patent and market conditions. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the Offering filed with the SEC, including documents incorporated by reference therein. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Quick Facts

Issuer	Check-Cap Ltd. (NASDAQ: MBAI), to be renamed MBody AI Ltd.
Industry	Embodied AI and enterprise robotics (physical AI)
Announcement	Completion of the MBody AI Corp. business combination and closing of a $10 million underwritten public offering
Offering	1,538,462 ordinary shares at $6.50 per share; ordinary shares only, with no warrants, preferred shares or convertible securities issued
Offering Status	Closed
Gross proceeds	$10.0 million
Underwriter option	30-day option on up to 230,769 additional ordinary shares
Book-runner:	Northland Capital Markets
Shares outstanding:	Approximately 15,293,552, of which 12,379,581 (approximately 81%) are restricted securities that are not currently freely tradable
CUSIP	M6S83C106

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Investor Relations Contact and Media Contact

Investor Relations:
Lytham Partners, LLC
602-889-9700
ir@mbody.ai

Media Contact:
Core IR
ir@mbody.ai

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